Mail Stop 3010

January 25, 2010

Mark Labell
60 East 42nd Street
New York, NY 10165

      Re: **60 East 42nd Street Associates LLC**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30, 2009
              File No. 000-02670

Dear Mr. Labell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Wilson K. Lee at (202) 551–3468 or me at (202) 551-3472 if you have any additional questions.

                          Sincerely,

                          Yolanda Crittendon
                          Staff Accountant